

March 21, 2012

Via E-Mail
Gary Steele, Chief Executive Officer
Proofpoint, Inc.
892 Ross Drive
Sunnyvale, CA 94089

> **Re:** **Proofpoint, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 29, 2012**
> **File No. 333-178479**

Dear Mr. Steele:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated February 17, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 42

Overview, page 42

1. We note your disclosure on page 45 in response to prior comment 2 that you hope to achieve profitable operations but do not expect to be profitable in the near term. The steps that you plan to take with a view towards the achievement of profitability remain unclear, as your disclosure in this regard appears to be limited to vague references to increasing your revenues, managing your cost structure, and avoiding unanticipated liabilities. Please revise to describe the actions you currently plan to take to improve your operations and enhance the possibility that you may achieve profitable operations.

2.   Please incorporate your response to prior comment 3 in your next amended registration
        statement.

Results of Operations

Comparison of Years Ended December 31, 2010 and 2011, page 52

3.   We have reviewed your revised disclosures in response to prior comment 4. We further
        note that your subscription revenue increased 28% for 2011 as compared to 2010 and
        37% for 2010 as compared to 2009. Your current disclosures continue to not appear to
        address the underlying contributing factors that resulted in your subscription revenues
        increasing significantly period over period. Although you identify the hiring of
        additional personnel during the respective periods, your disclosures do not explain why
        this impacted revenue. Revise your disclosures to explain in greater detail the
        contributing factors that increased revenues period over period. Refer to Section III.D of
        SEC Release No. 33-6835. Similar concerns apply to your comparison of years ended
        December 31, 2009 and 2010 on page 54.

4.   We note your response to prior comment 5. Your response indicates that you are able to
        use your invoicing information to accurately report the revenue from your largest
        customers. Clarify why you cannot track revenue trends and how you ensure that you
        report accurately the information from your remaining "smaller" customers. Also, tell us
        why the company does not disclose the number of customers you have as of each
        reporting period as a way to discuss revenue trends.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

5.   We note your response to prior comment 12. Your response indicates that for certain
        elements, you have specific evidence of fair value for presentation purposes. Please
        explain how fair value is determined and disclose this basis.

Note 14. Segment Reporting, page F-36

6.   We have reviewed your response to prior comment 13. Tell us your consideration of
        FASB ASC 280-10-55-21 that states that supplemental geographic disclosures should be
        disclosed in accordance with paragraph 280-10-50-41. FASB ASC 280-10-50-41(a)
        requires disclosures of revenues from external customers attributed to the public entity's

Gary Steele
Proofpoint, Inc.
March 21, 2012
Page 3

       country of domicile. As such, it would appear that revenues attributable to the United States should be separately disclosed. In addition, please confirm that no other single country represents 10% or more of total revenue in any of the three years ended December 31, 2011.

       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-Mail
       Jeffery Vetter, Esq.
       Fenwick & West LLP